



SECURI **ION**

11023482

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-10 AND ENDING 09-30-11

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

9810 Montgomery Road

(No. and Street)

Cincinnati	OH	45242-6414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Johnson   **(513) 621-1188**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. D. Cloud & Co. L.L.P. Certified Public Accountants

(Name – if individual, state last, first, middle name)

1100 Mercantile Center, 120 East Fourth St.	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Larry M. Kohn</u>   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>L.M. Kohn & Company</u>   , as
of <u>September 30</u>   , 20<u>11</u>   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Larry M. Kohn</u>
Signature

<u>President</u>
Title

<u>Sandra L. Smith</u>
Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.M. KOHN & COMPANY

FINANCIAL STATEMENTS

For the year ended September 30, 2011



L.M. KOHN & COMPANY

FINANCIAL STATEMENTS

For the year ended September 30, 2011

- C O N T E N T S -



1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of L.M. Kohn & Company (an S corporation) as of September 30, 2011, and the related statements of income, shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

November 11, 2011

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

At September 30, 2011

- ASSETS -

CURRENT ASSETS:		
Cash and cash equivalents	$	782,813
Deposits with clearing organizations		35,007
Receivables -		
Clearing organizations and broker-dealers		393,957
Advisory customers		45,277
		439,234
Marketable securities owned, at fair value		41,652
Federal tax deposit		66,237
TOTAL CURRENT ASSETS		1,364,943
FIXED ASSETS - NET		70,112
TOTAL ASSETS	$	1,435,055

- LIABILITIES AND SHAREHOLDER'S EQUITY -

CURRENT LIABILITIES:		
Commissions payable	$	307,402
Other liabilities		41,601
TOTAL CURRENT LIABILITIES		349,003
SHAREHOLDER'S EQUITY:		
Common stock; no par value, 100 shares authorized,		
issued and outstanding		5,000
Contributed capital		3,000
Retained earnings		1,059,200
Accumulated other comprehensive income		18,852
TOTAL SHAREHOLDER'S EQUITY		1,086,052
TOTAL LIABILITIES AND		
SHAREHOLDER'S EQUITY	$	1,435,055

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF INCOME

For the year ended September 30, 2011

REVENUE:		
Commission income	$	7,265,145
Management and investment advisory income		2,639,922
Other revenue		965,288
TOTAL REVENUE		10,870,355
OPERATING EXPENSES:		
Commissions paid		7,482,124
Employee compensation and benefits		1,651,355
Selling, general and administrative expenses		841,870
TOTAL OPERATING EXPENSES		9,975,349
NET INCOME	$	895,006

The accompanying notes to financial statements are an integral part of these statements.

-3-

L.M. KOHN & COMPANY

STATEMENT OF SHAREHOLDER'S EQUITY

For the year ended September 30, 2011

	Common Stock	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance – October 1, 2010	$ 5,000	3,000	874,194	12,174	894,368
Comprehensive income:					
Net income	-	-	895,006	-	895,006
Unrealized gain on marketable securities owned	-	-	-	6,678	6,678
Total comprehensive income					901,684
Distributions to shareholder	-	-	(710,000)	-	(710,000)
Balance – September 30, 2011	$ 5,000	3,000	1,059,200	18,852	1,086,052

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the year ended September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 895,006
Adjustments to reconcile net income to net cash	
flows from operating activities:	
Depreciation expense	11,900
Changes in assets and liabilities:	
Decrease in receivables	45,567
Increase in other assets	(3,980)
Decrease in commissions payable	(52,641)
Increase in other liabilities	4,984
NET CASH FLOWS FROM OPERATING ACTIVITIES	900,836
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(19,682)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholder	(710,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	171,154
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	611,659
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 782,813

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

L.M. Kohn & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is derived from investment advisory fees, servicing fees, and commissions by acting as a securities broker-dealer for independent investment representatives who place their securities orders through the Company. The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

DEPOSITS WITH CLEARING ORGANIZATIONS-
The Company is required to maintain a deposit with each of its clearing organizations, which allows the Company to serve as an "introducing broker" into the clearing organizations system. These amounts are not able to be withdrawn from the clearing organizations and, therefore, have been restricted.

RECEIVABLES FROM CLEARING ORGANIZATIONS AND BROKER-DEALERS-
Receivables from clearing organizations are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from investment companies and represent amounts due to the Company within 30 days. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at September 30, 2011.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

MARKETABLE SECURITIES OWNED-
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three broad input levels are as follows:

> Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date;

> Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly; and

> Level 3 – inputs that are unobservable for the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Marketable securities consist entirely of NASDAQ common shares and are valued using quoted market prices and, therefore, categorized as level 1 fair value instrument. The change in market value related to the securities owned in the current year has been included as a separate component of shareholder's equity. This change in market value is the sole component of accumulated other comprehensive income.

FIXED ASSETS-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are stated at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided on the straight-line and accelerated methods.

COMMISSIONS PAYABLE-
Commissions payable represent amounts due to independent sales representatives. Amounts owed to the independent sales representatives have been calculated by the Company based on the terms agreed to between the Company and the independent sales representative and are generally payable within 30 days.

INCOME TAXES-
The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code (IRC) and applicable state law. As such, the Company is not generally liable for federal or state income taxes on its taxable income. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Company maintains a tax deposit with the Internal Revenue Service to retain its fiscal year of September 30.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

INCOME TAXES (Continued)-
The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at September 30, 2011. Tax years subsequent to September 30, 2007 remain subject to examination by the Internal Revenue Service.

NOTE 2 - **FIXED ASSETS - NET**

Fixed assets consist of the following at September 30, 2011:

Furniture and fixtures	$	82,232
Equipment		117,908
Leasehold improvements		104,220
		304,360
Accumulated depreciation		(234,248)
Fixed assets-net	$	70,112

NOTE 3 - **RELATED PARTY LEASE**

The Company leases certain office space from the shareholder's spouse for $7,300 per month under an agreement that expires on December 31, 2013. Total rent paid under this agreement was $87,600 in the year ended September 30, 2011. The Company has the option to renew the lease for an additional five years at $8,000 per month, totaling $96,000 annually. Future non-cancellable lease payments under the agreement are as follows:

Year ending September 30,		
2012	$	87,600
2013		87,600
2014		21,900
	$	197,100

NOTE 4 - **SUBORDINATED BORROWINGS**

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 5 -   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of $50,000 or 6 2/3% of its aggregate indebtedness. At September 30, 2011, the Company had net capital, as computed under Rule 15c3-1, of $886,910 which was $836,910 in excess of the minimum net capital requirement. The Company had aggregate indebtedness of $349,003 as of September 30, 2011, and the ratio of aggregate indebtedness to net capital, as defined, was .39 to 1.

NOTE 6 -   **RETIREMENT PLAN**

The Company maintains a Simple IRA plan and provides 100% matching on employee contributions up to 3% of the employee's salary. The Company made matching contributions of $35,987 in the year ended September 30, 2011.

NOTE 7 -   **EXEMPTION FROM RULE 15c3-3**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is exempt from the requirements of Rule 15c3-3.

NOTE 8 -   **FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK**

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables, and marketable securities owned. The Company places its cash investments with a high-credit-quality financial institution located in Cincinnati, Ohio. In addition, the Company maintains cash accounts with the clearing organizations. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

Marketable securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain marketable securities, it is at least reasonably possible that changes in the values of marketable securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

NOTE 8 - **FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK** (Continued)

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 9 - **SUBSEQUENT EVENTS**

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2011 and through November 11, 2011, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

L.M. KOHN & COMPANY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2011

NET CAPITAL:

Total shareholder's equity	$ 1,086,052
Deduct - shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	1,086,052
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	1,086,052
Deductions and/or charges -	
Non-allowable assets:	
Receivables	40,902
Federal tax deposit	66,237
Fixed assets, net	70,112
Net capital before haircuts on securities positions	908,801
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	
Trading and investment securities:	
Other securities	(21,891)
Undue concentrations	-
NET CAPITAL	$ 886,910

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:	
Commissions payable	$ 307,402
Other liabilities	41,601
	$ 349,003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Greater of 6 2/3% of aggregate indebtedness or $50,000:	
6 2/3% of agregate indebtedness	$ 23,267
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 836,910
Excess net capital at 1000%	$ 852,010
Ratio of aggregate indebtedness to net capital	.39 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form x-17A-5 as of September 30, 2011.

See Independent Auditors' Report.

L.M. KOHN & COMPANY
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2011

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession of Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

See Independent Auditors' Report.



1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

In planning and performing our audit of the financial statements of L.M. Kohn & Company (the "Company") as of and for the year ended September 30, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

November 11, 2011

- 14 -



1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by L.M. Kohn & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. B. Cloud & Co. L.L.P.
Certified Public Accountants

November 11, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _September 30_, 20 _11_
(Read carefully the Instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
043303   FINRA   SEP
L M KOHN & COMPANY
9810 MONTGOMERY RD
CINCINNATI OH 45242-6414
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry M. Kohn
_(513) 792-0301 x 204_

2. A. General Assessment (item 2e from page 2) $ ___9,675___

   B. Less payment made with SIPC-6 filed (exclude interest)   (___4,558___)

   April 25, 2011
   Date Paid

   C. Less prior overpayment applied   (___—___)

   D. Assessment balance due or (overpayment)   ___5,117___

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   ___—___

   F. Total assessment balance and interest due (or overpayment carried forward) $ ___5,117___

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ ___5,117___

   H. Overpayment carried forward $(___0___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L. m. Kohn & Company
(Name of Corporation, Partnership or other organization)

Larry m. Kohn
(Authorized Signature)

Dated the _11_ day of _November_, 20 _11_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Oct. 1_, 20_10_
and ending _Sept. 30_, 20_11_

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ _10,870,355_

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_0_

  (2) Net loss from principal transactions in securities in trading accounts.

_0_

  (3) Net loss from principal transactions in commodities in trading accounts.

_0_

  (4) Interest and dividend expense deducted in determining item 2a.

_0_

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

_0_

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_0_

  (7) Net loss from securities in investment accounts.

_0_

  Total additions

_0_

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_6,666,113_

  (2) Revenues from commodity transactions.

_0_

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_0_

  (4) Reimbursements for postage in connection with proxy solicitation.

_0_

  (5) Net gain from securities in investment accounts.

_0_

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_0_

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_0_

  (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

_334,293_

  (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _0_

      Enter the greater of line (i) or (ii)

_0_

  Total deductions

_7,000,406_

2d. SIPC Net Operating Revenues

$ _3,869,949_

2e. General Assessment @ .0025

$ _9,675_

(to page 1, line 2.A.)

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